EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

November 7, 2019

Avino Reports Q3 2019 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s third quarter ended September 30, 2019. The Financial Statements and Management Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

During Q3 2019, Avino generated lower revenues, a mine operating loss, and a net loss after taxes compared to Q3 2018, directly related to the winding down of the San Gonzalo mine, as well as lower than expected production from the Avino mine due seasonal heavy rains. The grades at San Gonzalo continued to decrease which resulted in decreased ounces sold and correspondingly, increased costs per ounce. The costs at the Avino Mine also increased on a per ounce basis in Q3 2019 compared to Q3 2018, as a result of grade variation in the current mining areas, as well as the timing of concentrate sales which were slightly offset by an increase in realized metal prices and improvement in mill recoveries. The Company had a larger than average concentrate inventory balance of $4.8 million, of which the majority was sold subsequent to the end of the third quarter 2019, which is expected to have a positive impact on the Company’s Q4 2019 revenue.

THIRD QUARTER 2019 HIGHLIGHTS

•	Generated revenues of $6.8 million from the sale of concentrates

•	Mine operating loss of $0.2 million

•	Net loss after taxes of $1.6 million, or a loss of $0.02 per share

•	Silver equivalent production of 570,220 ounces[1], including 221,928 ounces of silver, 1,448 ounces of gold and 1,381,924 pounds of copper

•	Total consolidated cash cost[2] was $12.74 per silver equivalent payable ounce[1]

•	Consolidated all-in sustaining cash cost (“AISC”)[2] was $15.56 per silver payable equivalent ounce[1]

•	Working capital of $10.1 million, up 12% compared to Q3 2018

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[2] was a loss of $1.6 million

•	Adjusted EBITDA was a loss of $0.1 million

•	Cash of $2.9 million was on hand at the end of the quarter, and approximately $6.0 million as of today

•	G&A expenditures reduced by 23% compared to Q3 2018, and by 29% year to date 2019, compared to year to date 2018

1. In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported.

Avino Silver & Gold Mines Ltd. – November 7, 2019

Avino Reports Q3 2019 Financial Results

“During the third quarter of 2019, our financials were impacted due to decreasing consolidated silver and gold feed grades, minor production interruptions as a result of delays due to heavy seasonal rain, together with the winding down of San Gonzalo” said David Wolfin, President and CEO. “On a positive note, we were encouraged by the increase in throughput and recoveries at the Avino Mine, the progression of the Open Pit tailings storage work, which is now operational and receiving tailings. In addition, the transition to increased production at the Avino Mine together with its higher-grade zones, should help us return to profitability in the fourth quarter of 2019 and 2020. In addition, in 2020 the Avino Mine will transition from the development style mining to full scale production mining to feed all four circuits. We will be using the Long Hole Retreat mining method which we anticipate will lower our mining costs on a consolidated basis.”

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2019	Third Quarter 2018	Change	YTD 2019	YTD 2018	Change
Operating
Tonnes Milled	202,664	193,645	5%	601,224	476,893	26%
Silver Ounces Produced	221,928	342,151	-35%	738,007	975,073	-24%
Gold Ounces Produced	1,448	2,204	-34%	4,880	6,004	-19%
Copper Pounds Produced	1,381,924	992,271	39%	3,580,739	3,443,264	4%
Silver Equivalent Ounces[1] Produced	570,220	704,429	-19%	1,788,402	2,099,980	-15%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	503,742	715,606	-30%	1,645,263	1,928,359	-15%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$12.74	$9.69	31%	$11.63	$9.46	23%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$15.56	$11.15	40%	$14.08	$11.12	27%

1. In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2019	Third Quarter 2018	Change	YTD 2019	YTD 2018	Change
Financial
Revenues	$6,796	$8,516	-20%	$21,320	$25,848	-18%
Mine Operating Income (Loss)	$(177)	$657	-127%	$175	$4,919	-96%
Net Income (Loss)	$(1,642)	$(1,012)	-62%	$(2,418)	$645	-475%
Cash	$2,881	$7,068	-59%	$2,881	$7,068	-59%
Working Capital	$10,120	$9,052	12%	$10,120	$9,052	12%
Earnings (Loss) before interest, taxes and amortization (“EBITDA”)[1]	$(1,575)	$264	-697%	$(917)	$4,756	-119%
Adjusted EBITDA[1]	$(136)	$535	-125%	$328	$4,435	-93%
Per Share Amounts
Earnings per Share ("EPS") – Basic	$(0.02)	$(0.02)	-%	$(0.04)	$0.01	-457%
Cash Flow per Share (YTD)[1] – Basic	$0.00	$(0.01)	100%	$0.00	$0.04	-100%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – November 7, 2019

Avino Reports Q3 2019 Financial Results

Financial Results

The Company generated revenues of $6.8 million during Q3 2019, which was 20% lower than Q3 2018.

Mine operating loss was $0.2 million during Q3 2019, compared to mine operating income of $0.7 million in the same period of 2018.

During Q3 2019, the Company reported a net loss of $1.6 million or a loss per share of $0.02, compared to a net loss of $1.0 million or $0.02 loss per share in Q3 2018.

Operational Results

Silver equivalent production for Q3 2019 decreased by 19% to 570,220 oz1 compared to 704,429 oz1 in Q3 2018. Silver production for Q3 2019 decreased 35% to 221,928 oz1 compared to 342,151 oz1 in Q3 2018. Gold production for Q3 2019 decreased by 34% to 1,448 oz compared to 2,204 oz in the corresponding period of 2018. Copper production increased by 39% to 1,381,924 lbs compared to 992,271 lbs in Q3 2018. Total mill feed processed during Q3 2019 increased 5% to 202,664 dry tonnes which comprised 122,208 tonnes from Avino, 17,800 tonnes from San Gonzalo and 62,656 tonnes from the Historic Above Ground Stockpiles.

Production results above are reflective of the decreasing consolidated silver and gold feed grades, minor production interruptions as a result of delays due to heavy seasonal rain, and processing the lower grade remaining stockpiles from past production.

Mill Circuit 1 continued to process material from the San Gonzalo Mine, Mill Circuit 2 and Mill Circuit 4 processed material from the Avino Mine, and Mill Circuit 3 processed material from the Avino Historic Above Ground “AHAG” Stockpiles. As at the date of this release, we have now finished processing San Gonzalo ore and have transitioned to processing Hanging Wall Breccia (HWB) material in Mill Circuit 1.

At the Avino Mine, silver equivalent ounces1 produced during Q3 2019 totalled 418,352 which was 12% higher compared to 372,601 during Q3 2018.

On a quarterly basis, copper feed grades increased by 10%, while gold feed grade decreased by 42% and silver grades decreased by 28%. The change in grades was due to variability in the deposit.

Recovery rates for silver and gold in Q3 2019 increased compared to Q3 2018, with a 3% increase in silver recovery and a 10% increase in gold recovery, while the recovery rate for copper was down 6%.

At the San Gonzalo Mine, silver equivalent ounces1 produced during Q3 2019 totaled 56,203 representing a decrease of 64% compared to 155,990 in Q3 2018.

During Q3 2019, silver and gold feed grades at San Gonzalo declined by 75% and 65%, respectively, compared to Q3 2018.

In Q3 2019, Mill Circuit 3 processed 62,656 tonnes of the AHAG Stockpiles, which represents a 29% decrease in throughput compared to Q3 2018. The feed grade for silver, gold and copper all decreased by 25%, 28%, and 9% respectively. Recoveries for silver decreased by 1%, although the recovery rates for gold and copper increased by 3% and 5% respectively.

Operational Achievements

The Company continues to look for ways to optimize the process to expand margins with continuous improvements being made to the metallurgical process control programs which should improve efficiencies. The Tailings Storage Facility (“TSF”) location and capacity continued to be a high priority for management. The Open-Pit is currently permitted for tailings deposition, with a portion of the pit ready for use. The Company is pleased that the Open-Pit is now receiving tailings. The Tailings Thickener installation was completed during Q1 2019, and we are pleased to report that upgrades to the flocculent additions system were completed in Q3 2019 and have resulted in decreased reagent use.

The processing of zinc through Mill Circuit 1 was restarted during Q3 2019 to take advantage of high zinc zones in the remaining San Gonzalo material. This zinc production did help offset the lower silver grades we saw in the primary San Gonzalo material, and this concentrate should be sold in Q4 2019.

Avino Silver & Gold Mines Ltd. – November 7, 2019

Avino Reports Q3 2019 Financial Results

Costs and Capital Expenditures

Consolidated cash costs per AgEq ounce1,2 during Q3 2019 were $12.74, while the all-in sustaining cash costs per AgEq ounce1,2 during Q3 2019 were $15.56 compared to $9.69 and $11.15, respectively, during Q3 2018, an increase of 31% for cash costs and a 40% increase in the all-in sustaining cash costs due to grade variation in the current mining areas of the Avino Mine, lower ounces sold and the significantly higher cash costs at San Gonzalo due to the declining grades.

All-in sustaining cash costs2 at San Gonzalo during Q3 2019 was $40.98 per AgEq ounce1 compared to $12.09 during Q3 of 2018.

All-in sustaining cash costs2 at Avino during Q3 2019 were $18.12 per AgEq ounce1, compared to $11.09 realized during Q3 2018, the increases attributable to the grade variation in the current mining areas and lower ounces sold.

All-in sustaining cash costs2 for AHAG stockpiles during Q3 2019 was $7.25 per AgEq ounce1, compared to $9.94 in Q3 2018.

On a consolidated basis, the Company reduced its G&A expenditures by 23% in Q3 2019 compared to Q3 2018.

Capital expenditures company-wide during the nine months ended September 30, 2019, were $7.3 million compared to $10.9 million for the corresponding period of 2018.

Capital expenditures at the Avino property mainly relate to the membrane for the previously mentioned Open-Pit area for holding tailings, buttressing for the existing TSF, and moderate upgrades to the Tailings Thickener, crushing circuit and metallurgical improvements. Exploration capital expenditures at Bralorne mine amounted to $4.7 million YTD.

Bralorne Mine Update

Avino continued its exploration and drilling campaign at Bralorne in Q3 2019 using flow through funds that were raised in April of 2018. These funds are available to be used by December 31, 2019. The budget for the program was CDN $6.4M, and an estimated CDN $5.7 million has been spent as of September 30, 2019 to target new discoveries in unexplored portions of the property. We have currently drilled 29,000 metres of what was intended to be a 28,000 to 30,000 metre drill program and we are expected to continue drilling through to the end of the year.

The goal of current exploration is to target underexplored portions of known veins as well as to target new discoveries in nearby underexplored areas that share similar geological structural attributes to the Bralorne, Pioneer and King Mines.

Detailed results from the 2018 – 2019 drill campaign can be found in press releases dated December 17, 2018 and April 1, 2019 on the Avino website under the news tab or on the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Preliminary results from Phase two are also outlined in the April 1, 2019 news release.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA and adjusted EBITDA, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Friday, November 8, 2019 at 8:00 am PST (11:00 am EST).

Avino Silver & Gold Mines Ltd. – November 7, 2019

Avino Reports Q3 2019 Financial Results

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Third Quarter 2019 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion. The conference call and webcast will be recorded, and the replay will be available on the Company's web site later that day.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee, P.Eng., Avino Director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this document. Avino’s Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Avino Silver & Gold Mines Ltd. – November 7, 2019

Avino Reports Q3 2019 Financial Results

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.